Exhibit 99.1

NOTICE

Notice is hereby given that the Nineteenth Annual General Meeting of the Members of Rediff.com India Limited will be held on Monday, September 29, 2014, at 10.00 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited financial Statements Balance Sheet as at March 31, 2014 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Ashok Narasimhan, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. Rashesh Shah, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants (Reg. no. 117366W), Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

By Order of the Board
For Rediff.com India Limited

Place: Mumbai	/s/ Jyoti Ravi Sachdeva
Date: 4th September, 2014	Company Secretary and
Head Legal & Govt. affairs

NOTES:

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

A PERSON CAN ACT AS A PROXY ON BEHALF OF MEMBERS NOT EXCEEDING FIFTY AND HOLDING IN THE AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS. A MEMBER HOLDING MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY AND SUCH PERSON SHALL NOT ACT AS A PROXY FOR ANY OTHER PERSON OR MEMBER.

Form No. MGT – 11

PROXY FORM

[Pursuant to section 105(6) of the Companies Act, 2013 and rule 19(3) of the Companies

(Management and Administration) rules, 2014]

CIN: U22100MH1996PLC096077

Name of Company: Rediff.com India Limited

Registered office: 1st Floor Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (W),

Mumbai 400016

Name of the member(s):
Registered address:
E-mail Id:
Folio No/ / Client ID
DP ID:

I/We, being the member(s) of ……………..…………..shares of the above named company, hereby appoint

1.	Name : …………………………………………………………
Address:
Email Id:
Signature :……………………………………. Or failing him

2.	Name : …………………………………………………………
Address:
Email Id:
Signature :……………………………………. Or failing him

3.	Name : …………………………………………………………
Address:
Email Id:
Signature :……………………………………. Or failing him

as my/our proxy to attend and vote (on a poll) for me/us and my/our behalf at the 19th Annual General Meeting of the company, to be held on the Monday of 29th September, 2014 At 10 AM IST. at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016 and at any adjournment thereof in respect of such resolutions as are indicated below:

I wish my proxy to attend in the following manner

Resolution no.	Description	For	Against
1.	To receive, consider and adopt the Audited financial Statements Balance Sheet as at March 31, 2014 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon
2.	To appoint a Director in place of Mr. Ashok Narasimhan, Director retiring by rotation and being eligible, offers himself for reappointment
3.	To appoint a Director in place of Mr. Rashesh Shah, Director retiring by rotation and being eligible, offers himself for reappointment.
4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s)

Signed this …………..day of …………..20…….	Affix
Signature of Shareholder	Revenue
Stamp

Signature of First Proxy holder	Signature of Second Proxy holder	Signature of third proxy holder

Note: 1. This Form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2.  A Proxy need not be a member of the Company.

3.  A Person can act as a proxy on behalf of members not exceeding fifty and holding in the aggregate not more than 10% of the total share capital of the Company carrying voting rights. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or shareholder.

4.  This is only optional, please put a 'X' in the appropriate column against the resolutions indicated in the Box. If you leave the ‘For’ or ‘Against’ column blank against any or all the resolutions, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.

5.  Appointing a proxy does not prevent a member from attending the meeting in person if he/she so wishes.

6.  In the case of jointholders, the signature of any one holder will be sufficient, but names of all the jointholders should be stated.